

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 21, 2010

Iuriy Vladimirovich Shevchenko
Chief Financial Officer
UNR Holdings, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re:** **UNR Holdings, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed May 20, 2010**
> **File No. 0-23712**

Dear Mr. Shevchenko:

We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

General

1.   We note the additional restatement to correct an error in your application of the percentage of completion method of accounting which significantly impacted your 2009 financial statements. Please file an Item 4.02 8-K to specifically address this issue.

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please further amend your Form 10-K/A to conform the audit reports in accordance with the PCAOB guidance and example reports within the PCAOB Staff Questions & Answers dated June 9, 2006 "Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor" found at http://pcaobus.org/Standards/QandA/QA_Adjustments.pdf. In this regard, the predecessor auditors must qualify their opinion using the "except for" language as they did not audit the adjustments on the prior period financial statements. The successor auditors should state that they did not apply any procedures to the prior period financial statements other than with respect to the adjustments. See Q5 and Q9.

3.   To the extent your successor auditors still conclude that auditing only the adjustments for the correction of the errors was appropriate, please have them revise their report to address the disclosures referred to in paragraphs 66 and 71 of AU Section 9508. In particular, they should indicate that the financial statements for the prior period were audited by another auditor and the date of the other auditor's report. In addition, they should indicate that the predecessor auditor reported on such financial statements before restatement.

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Bret Johnson at (202) 551-3753 or the undersigned at (202) 551-3769 if you have questions regarding our comments.

                                              Sincerely,

                                              Rufus Decker
                                              Accounting Branch Chief